Exhibit 99.1

FOR IMMEDIATE RELEASE:	FOR MORE INFORMATION CONTACT:
June 1, 2017	Media: Debra Peterson, 913-353-7569 debra.d.peterson@centurylink.com Investors: Kristie Waugh, 318-340-5627 Kristina.R.Waugh@centurylink.com

CenturyLink announces CEO succession plan

Glen F. Post III will remain CEO until Jan. 1, 2019; then expected to become executive chairman

Jeff Storey, Level 3 president and CEO, will become CenturyLink president and chief operating officer upon closing of merger; expected to become CenturyLink CEO upon Post’s retirement

MONROE, La. – CenturyLink, Inc. (NYSE: CTL) today announced that upon closing of the CenturyLink – Level 3 acquisition, Jeff Storey, currently president and CEO of Level 3 Communications, Inc. (NYSE: LVLT), will join CenturyLink as its president and chief operating officer. As previously announced, after the closing Glen F. Post III will remain CEO of CenturyLink. It is expected that Storey will succeed Post as CEO of CenturyLink effective Jan. 1, 2019 and that Post will then become executive chairman of the company’s board of directors.

The two companies continue to expect to close the transaction by Sept. 30, 2017.

“Throughout our company’s evolution, we have focused on investment, growth and value creation. I am pleased that our collective work has put us at the forefront of the digital world. As we move into this next phase of our growth, I am confident in the strength of our position, the scope of our opportunity and Jeff’s ability to lead our company forward – first as president and COO and then as CEO,” Post said. “Transitions like this are bittersweet, but I am confident this is the right time to begin to take this next step into our future. At CenturyLink, I have had the privilege of working with some of the most talented people in our industry. Their leadership, dedication, loyalty and tireless efforts have been – and will continue to be – the key to our success. I look forward to joining forces with Jeff and the talented employees from Level 3 as we pursue the exciting opportunities that lie ahead.”

“Jeff has been an excellent leader for Level 3 and shares our excitement about the future of our business and the importance of world-class customer experience to our success,” Post said. “Just as important, Jeff shares my focus on continuing to invest in our network, products and services to meet our customers’ needs. I look forward to continuing to work closely with Jeff to shape the future of the combined company.”

“Glen has done an exceptional job leading CenturyLink over the last 25 years, steadily transforming the company to become a leading international communications provider,” Storey said. “I strongly believe in the combination of the two companies and I am very excited to become part of the CenturyLink management team after the transaction closes. I look forward to continuing to work with Glen to drive a successful integration, an outstanding customer experience and growth in shareholder value. The opportunities ahead of us are exciting and I am committed to building on this impressive foundation.”

In addition to Storey, Post’s direct reports following the closing of the acquisition will be:

•	Stacey Goff, executive vice president, general counsel and chief administrative officer

•	Sunit Patel, executive vice president, chief financial officer

•	Scott Trezise, executive vice president, human resources

CenturyLink also announced that Harvey P. Perry, vice chairman of the board of CenturyLink, has been appointed chairman of the board, effective immediately. He replaces William A. Owens, who retired from the board on May 24, 2017. W. Bruce Hanks, a member of the CenturyLink board of directors, has been named vice chairman, also effective immediately. As previously announced, Storey is one of four Level 3 board members who will join the CenturyLink board at closing.

“Glen joined what would become today’s CenturyLink in 1976, working for our founder, Clarke M. Williams. Throughout his 40-year career, Glen’s leadership and vision have transformed CenturyLink into one of the world’s leading providers of advanced communications services. Along the way, CenturyLink has created tremendous shareholder value through significant organic growth and successful transactions such as Pacific Telecom, Embarq, Qwest and now Level 3. This leadership succession plan enables Glen to create a smooth transition of the CEO role to Jeff and to continue to have a significant role in the company’s future as executive chairman of the board. On behalf of the entire board, I thank Glen for all he has done and will continue to do for CenturyLink. We look forward to working with him and Jeff to realize what we believe is a bright future for the combined company,” Perry said.

CenturyLink’s headquarters will remain in Monroe, La.

About CenturyLink

CenturyLink (NYSE: CTL) is a global communications and IT services company focused on connecting its customers to the power of the digital world. CenturyLink offers network and data systems management, big data analytics, managed security services, hosting, cloud, and IT consulting services. The company provides broadband, voice, video, advanced data and managed network services over a robust 265,000-route-mile U.S. fiber network and a 360,000-route-mile international transport network. Visit CenturyLink for more information.

###

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel, including reaching or maintaining mutually acceptable employment arrangements with the executives named above; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.